Exhibit 99.1

CHINA CERAMICS CO., LTD.

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on February 21, 2020

To the Shareholders of China Ceramics Co., Ltd.:

Notice is hereby given that the Annual Meeting of the Shareholders of China Ceramics Co., Ltd. (the “Company”) will be held on February 21, 2020 at 9 p.m. local China time (or 8 a.m. Eastern Standard Time), at the Company’s principal executive offices, Junbing Industrial Area, Anhai, Jinjiang, Fujian, China. The meeting is called for the following purposes:

1.	To elect Huang Meishuang, Song Chungen, Roy Tan Choon Kang, Shen Cheng Liang and Alex Ng Man Shek to serve on the Board of Directors of the Company until the next Annual Meeting of Shareholders or until their successors are elected and become qualified, whichever is earlier.
2.	To ratify the appointment of Centurion ZD CPA & Co. as the Company's independent registered public accounting firm for the year ending December 31, 2019.
3.	To approve the change of the name of the Company to “Antelope Enterprise Holdings Limited” and to approve the amendment and restatement of the Company’s Memorandum and Articles of Association to incorporate the new name.
4.	To approve an amendment to the Company's Memorandum of Association to increase the maximum number of shares that the Company is authorized to issue from 51,000,000 to 150,000,000.
5.	To approve the 2019 Equity Incentive Plan.
6.	To approve an amendment to the Company's Memorandum of Association to effect a reverse stock split of the outstanding the Company’s common shares, at one of the following reverse stock split ratios, l- for-3, l -for-4, or l -for-5, as determined by the Board of Directors in its sole discretion, prior to the one-year anniversary of this Annual Meeting.
7.	To authorize the adjournment of the Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the Annual Meeting or adjournment or postponement thereof to approve of the foregoing proposals.
8.	To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

The close of business on January 6, 2020 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting. The register of members of the Company will not be closed. The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about January 17, 2020.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. You may obtain directions to the meeting by calling +1-866-804-9616. This Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: http://www.viewproxy.com/chinaceramics/2019.

By Order of the Board of Directors,

/s/ Huang Meishuang
Huang Meishuang, Chairman of the Board and Chief
Executive Officer

Dated: January 14, 2020

CHINA CERAMICS CO., LTD.

TABLE OF CONTENTS

PROXY STATEMENT	3
ELECTION OF DIRECTORS (PROPOSAL NO. 1)	4
THE BOARD AND BOARD COMMITTEES	5
DIRECTOR COMPENSATION	7
EXECUTIVE OFFICERS	8
EXECUTIVE COMPENSATION	8
SECURITIES OWNERSHIP	10
RELATED PARTY TRANSACTIONS	11
REPORT OF THE AUDIT COMMITTEE	11
RATIFICATION OF INDEPENDENT AUDITORS (PROPOSAL NO. 2)	12
APPROVAL OF THE NAME CHANGE AMENDMENT (PROPOSAL NO. 3)	13
APPROVAL OF THE INCREASE OF AUTHORIZED NUMBER OF SHARES AMENDMENT (PROPOSAL NO. 4)	13
APPROVAL OF THE 2019 EQUITY INCENTIVE PLAN (PROPOSAL NO. 5)	14
APPROVAL OF THE REVERSE STOCK SPLIT AMENDMENT (PROPOSAL NO. 6)	16
AUTHORIZATION OF THE ADJOURNMENT OF THE ANNUAL MEETING (PROPOSAL NO. 7)	22
OTHER MATTERS	22

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CHINA CERAMICS CO., LTD.

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of China Ceramics Co., Ltd. (the “Company,” “China Ceramics,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at the Company’s principal executive office, Junbing Industrial Area, Anhai, Jinjiang, Fujian, China on February 21, 2020, at 9 p.m. local China time (or 8 a.m. Eastern Standard Time) and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.” Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. If you are a holder of record, written notice of such revocation should be forwarded to Continental Stock Transfer & Trust Company, 17 Battery Place, 8th floor, New York, NY 10004, Attn: Proxy Services. If you hold your shares in street name, you should contact your broker about revoking your proxy.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of shares of record at the close of business on January 6, 2020 (the “Record Date”) are entitled to vote at the meeting. On the record date, the Company had 7,294,092 shares outstanding and entitled to vote at the Annual Meeting. For purposes of voting at the Annual Meeting, each share is entitled to one vote upon all matters to be acted upon at the meeting.

No less than 50% of the outstanding shares entitled to vote at the Annual Meeting represented in person or by proxy will constitute a quorum throughout the meeting.

The affirmative vote of a plurality of the votes cast in person or by proxy at the Annual Meeting and entitled to vote on the election of directors is required for the election of our directors, and the affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote is required to approve each of the remaining proposals to be considered by the shareholders at the Annual Meeting, including the ratification of independent auditors, the approval of the name change, the approval of the amendment to increase the maximum number of shares that the Company is authorized to issue, the approval of the 2019 equity incentive plan, and the approval of the reverse stock split amendment.

Only shares that are voted are taken into account in determining the proportion of votes cast for the election of directors. Any shares not voted (whether by abstention, broker non-vote or otherwise) will therefore only impact the election of directors to the extent that the failure to vote for any individual may result in another individual’s receiving a larger proportion of votes cast. Similarly, any shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the other three matters. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

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VOTING

If you are a shareholder of record, you may vote in person at the annual meeting. If you hold your shares in your name as a shareholder of record, you must complete, sign, and date your proxy card and return it by mail in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote via the internet or by telephone. Information and applicable deadlines for voting via the internet or by telephone are contained in the enclosed proxy card instructions. If you intend to vote by proxy, your vote must be received by 5:30 p.m., local China time on February 20, 2020 to be counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker for the procedures necessary to allow you to vote your Shares in person. If you hold your shares in “street name” through a bank, broker, or other nominee, you must direct your bank, broker, or other nominee how to vote in accordance with the instructions you have received from your bank, broker, or other nominee. “Street name” shareholders who wish to vote in person at the annual meeting will need to obtain a “legal proxy” from the institution that holds their shares.

ELECTION OF DIRECTORS

(PROPOSAL NO. 1)

The Board has nominated Huang Meishuang, Song Chungen, Roy Tan Choon Kang, Shen Cheng Liang and Alex Ng Man Shek for re-election as directors to serve until the next Annual Meeting of Shareholders or until their successors are elected and become qualified, whichever is earlier. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the five persons named below, unless the proxy card contains contrary instructions. The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following pages set forth the names, ages and director nominees, their respective principal occupations and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years.

Huang Meishuang was appointed the Chairman of the Board effective as of June 17, 2019, following Huang Jia Dong’s resignation. Ms. Huang is Mr. Huang’s daughter. She has been employed at the Company’s Treasury Department from August 2008 to August 2013. From September 2013 to present, she has been employed as CEO’s Assistant. Ms. Huang holds a Bachelor’s degree in Business Administration from JiMei University, Xiamen (2008). She also holds a postgraduate diploma of the Executive Development Program from Xiamen University (2009).

Roy Tan Choon Kang commenced his career at the Government of Singapore Investment Corporation (GIC) in 1996 at the Economics & Strategy Department handling GIC’s equity and fixed income investments in North America and Latin America. From February 1, 2009 to December 31, 2016, Mr. Tan held the title of Managing Partner of One Tree Partners PTE Ltd., an asset management company. From November 2016 to July 31, 2017, Mr. Tan held the office of the CFO of Fuse Enterprises Inc., a digital marketing and mining company. Mr. Tan holds a joint MBA degree from National University of Singapore and Columbia University, NY (1999).

Song Chungen was appointed effective as of November 1, 2019 as an independent member of the Board as well as a member of Audit, Compensation and Nominating Committees, to fill the vacancy following Liu Jun’s resignation. From 2009 to present, Song Chungen has been a practicing lawyer at Guangdong Weihao Law firm. He obtained his law license in May 2003, and in November 2009, he obtained Securities Qualification in China. Song Chungen holds a Bachelor’s degree in Law from Sun Yat Sen University (2007).

Shen Cheng Liang, 64, is a ceramics production expert with over 30 years of experience in the ceramics industry in China. Prior to his retirement from the industry in 2012, he was a senior production engineer and general manager at Fujian Yiyan Ceramics Ltd. where he worked from 1983 to 2012. Mr. Liang graduated with a bachelor’s degree in material physics from Jingdezhen Ceramics College in 1983.

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Alex Ng Man Shek has been served as the position of corporate secretary of Nova Lifestyle Inc. (NASDAQ: NVFY) from June 2011 to October 2016 and the chief operating officer of a wholly-owned subsidiary of Nova Lifestyle Inc. in Dongguan, the PRC since 2003. He worked in various companies in Hong Kong, Canada and the PRC. Mr. Ng received his Bachelor’s degree in Economics from York University, Canada in 1994. He has also received a Certificate in Securities Course, a Certificate in Technical Analysis Course and a Certificate in Derivatives Course from The Canadian Securities Institute during the period from 1998 to 2002. There is no arrangement or understanding between Mr. Ng and any other persons pursuant to which he was appointed as discussed above. Nor are there any family relationships between Mr. Ng and any executive officers and directors.

The term of each director is until his or her resignation or removal. To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years and there have been no material proceedings to which any director or executive officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

Vote Required and Board Recommendation

The affirmative vote of a plurality of the votes cast in person or by proxy at the Annual Meeting and entitled to vote on the election of directors is required for the election of our directors. The Board of Directors recommends voting “FOR” the election of each of the above nominees.

THE BOARD AND BOARD COMMITTEES

During the year ended December 31, 2018, the Board met once and acted by unanimous written consents on seven occasions. All of the directors attended 75% or more of the aggregate of meetings of the Board and meetings of any committee which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting.

The Board has determined that Song Chungen, Roy Tan Choon Kang, and Shen Cheng Liang are each an independent director as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market LLC.

The Board standing committee memberships are as follows:

•	Audit Committee:	Roy Tan Choon Kang (Chair and the Audit Committee financial expert), Shen Cheng Liang and Song Chungen

•	Compensation Committee:	Shen Cheng Liang (Chair), Song Chungen and Roy Tan

•	Nominating Committee:	Shen Cheng Liang (Chair), Song Chungen and Roy Tan.

Audit Committee. We have a separate-designed standing audit committee which was established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in May 2010. The Audit Committee held two meetings and acted by written consent on two occasions in 2018. The audit committee oversees the Company’s financial reporting process on behalf of the Board. The audit committee operates under a written charter, which is available on our website at http://www.cceramics.com. The committee’s responsibilities include the following functions:

•	appointing and replacing our independent auditors and pre-approving all auditing and permitted non-auditing services to be performed by the independent auditors;

•	reviewing and discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our Board from time to time;

•	meeting separately and periodically with management, the internal auditors and the independent auditors; and

•	reporting regularly to the Board.

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Governance and Nominating Committee. The governance and nominating committee, established in May 2010, is responsible for identifying potential candidates to serve on our board and its committees. The Governance and Nominating Committee held two meetings and did not act by written consent in 2018. The nominating and corporate governance committee operates under a written charter, which is available on our website at http://www.cceramics.com. The committee’s responsibilities include the following functions:

•	overseeing the process by which individuals may be nominated to our Board;

•	identifying potential directors and making recommendations as to the size, functions and composition of our Board and its committees;

•	reviewing candidates proposed by our shareholders;

•	developing the criteria and qualifications for the selection of potential directors; and

•	making recommendations to the Board on new candidates for board membership.

The governance and nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the governance and nominating committee a candidate for election to the board should send their letters to China Ceramics Co., Ltd., Attention: Secretary, c/o Jinjiang Hengda Ceramics Co., Ltd., Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. Shareholders must follow certain procedures specified in our amended and restated memorandum and articles of association to recommend to the governance and nominating committee candidates for election as directors.

In general, in order to provide sufficient time to enable the governance and nominating committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with the Company’s annual meeting of shareholders, the corporate secretary must receive the shareholder’s recommendation (i) in the case of an annual meeting, not later than the close of business on the 60th day nor earlier than the opening of business on the 90th day before the anniversary date of the immediately preceding annual meeting of Shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder to be timely must be received no earlier than the opening of business on the 90th day before the meeting and not later than the later of (x) the close of business on the 60th day before the meeting or (y) the close of business on the tenth day following the date on which public announcement of the date of the annual meeting was first made by the Company, and (ii) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which public announcement of the date of the special meeting is first made by the Company.

Such shareholder’s notice to the secretary shall set forth (i) as to each person whom the shareholder proposes to nominate for election or reelection as a director, (a) the name, age, business address, and residence address of the person, (b) the principal occupation or employment of the person, (c) the class and number of shares of the Company which are beneficially owned by the person, and (d) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the rules and regulations of the Securities and Exchange Commission under Section 14 of the Exchange Act, and (ii) as to shareholders giving the notice (a) the name and record address of the shareholder and (b) the class and number of shares of the Company which are beneficially owned by the shareholder. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company.

In making nominations, the nominating and corporate governance committee is required to submit candidates who have personal and professional integrity, who have demonstrated ability and judgment and who shall be effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the nominating and corporate governance committee is required to take into consideration the following attributes: independence, professional reputation, financial acumen, business experience, professional network, industry and Company knowledge, high ethical standards, and diversity. Depending upon the current needs of the Board, certain factors may be weighed more or less heavily. In considering candidates for the Board, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met. The committee will consider candidates from any reasonable source, including current Board members, shareholders, professional search firms or other persons.

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The nominating committee received a recommendation from a shareholder for two nominees to the Board. The Board considered these nominees and decided not to include them as nominees on the Company’s slate because the Board did not believe that the proposed individuals had sufficient knowledge of our industry. However, such persons could be nominated at the Annual Meeting by shareholders attending the meeting.

Except as described in the immediately preceding paragraph, the Company’s nominating committee did not receive a recommended director nominee from a shareholder that beneficially owned more than 5% of the Company’s shares for at least one year as of the date the recommendation was made, or from a group of shareholders that beneficially owned, in the aggregate, more than 5% of the Company’s shares.

Compensation Committee. The compensation committee, established in May 2010, is responsible for making recommendations to the board concerning salaries and incentive compensation for our officers and employees and administers our stock option plans. The Compensation Committee did not meet or act by written consent in 2018. The compensation committee operates under a written charter, which is available on our website at http://www.cceramics.com. The committee’s responsibilities include the following functions:

•	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;

•	administering our incentive-compensation plans for our directors and officers;

•	reviewing and assessing the adequacy of the charter annually;

•	administering our share option plans, if they are established in the future, in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our Board from time to time.

Board Leadership Structure and Role in Risk Oversight

Huang Meishuang serves as the Chairman of the Board and our Chief Executive Officer. The Board has not designated a lead director. Given the small number of directors comprising the board, the independent directors call and plan their executive sessions collaboratively and, between Board meetings, communicate with management and one another directly. Given the circumstances, the directors believe that formalizing in a lead director functions in which they all participate might detract from rather than enhance performance of their responsibilities as directors. The Board is responsible for the overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees providing oversight as necessary in connection with those efforts.

DIRECTOR COMPENSATION

Starting April 1, 2010, our Board determined to provide its non-employee member annual compensation of $40,000. The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2018 to each of our non-employee directors for such person’s service as a director (including contingent or deferred compensation accrued during 2018) (amounts presented in RMB):

Name and Principal Position	Compensation	Value of Options (1)	Total
Song Chungen	-	-	-
Roy Tan Choon Kang	297,360	-	297,360
Shen Cheng Liang	252,000	-	252,000

(1) No options were granted to our directors in 2018.

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EXECUTIVE OFFICERS

The following sets forth the names and ages of our current executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Office
Huang Meishuang	35	Chief Executive Officer
Hen Man Edmund	47	Chief Financial Officer
Alex Ng Man Shek	50	Executive Director and Corporate Secretary

Meishuang Huang has been employed at the Company's Treasury Department from August 2008 to August 2013. From September 2013 to present, she has been employed as the CEO's Assistant. Ms. Huang holds a Bachelor's degree in Business Administration from JiMei University, Xiamen (2008) and also holds a postgraduate diploma from the Executive Development Program from Xiamen University (2009). Ms. Huang is Mr. Huang Jiadong's (founder of the company) daughter.

Hen Man Edmund has served as our Chief Financial Officer since November 20, 2009. Mr. Hen joined Hengda in 2008 as the Chief Financial Officer. Mr. Hen is responsible for the corporate finance function and oversees matters relating to compliance and reporting obligation of our company. Prior to joining Hengda, Mr. Hen was a Financial Controller of a switchgear manufacturer in Sichuan PRC and was responsible for the corporate finance function of the company. Prior to that, Mr. Hen was the accountant of Dickson Concepts (International) Ltd., a public listed company in Hong Kong and oversaw the accounting and financial administration of the company. He also worked at a variety of international accountancy firms, including Deloitte Touche Tohmatsu, in assurance and advisory services during the period from 1995 to 2001. Mr. Hen graduated from the University of East Anglia, United Kingdom, with a Bachelor Degree in Science in 1995. He is a member of the Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Institute of Certified Public Accountants.

Alex Ng Man Shek has been served as the position of corporate secretary of Nova Lifestyle Inc. (NASDAQ: NVFY) from June 2011 to October 2016 and the chief operating officer of a wholly-owned subsidiary of Nova Lifestyle Inc. in Dongguan, the PRC since 2003. He worked in various companies in Hong Kong, Canada and the PRC. Mr. Ng received his Bachelor’s degree in Economics from York University, Canada in 1994. He has also received a Certificate in Securities Course, a Certificate in Technical Analysis Course and a Certificate in Derivatives Course from The Canadian Securities Institute during the period from 1998 to 2002. There is no arrangement or understanding between Mr. Ng and any other persons pursuant to which he was appointed as discussed above. Nor are there any family relationships between Mr. Ng and any executive officers and directors.

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2019 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during 2018 but not including any amounts paid to such persons for their services as directors) (all amounts in RMB):

Name and Principal Position	Salary	Bonus	Value of Options (1)	Total
Huang Meishuang, CEO	-	-	-	-
Hen Man Edmund, CFO	1,233,129	-	-	1,233,129
Alex Ng Man Shek, Corporate Secretary	855,867	-	-	855,867

(1) No options were granted to our executives in 2018.

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Retirement Benefits

As of December 31, 2018, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

Employment Agreements

Upon consummation of the acquisition of Success Winner, we entered into employment agreements with certain of our executive officers. The following discussion summarizes the material terms of employment agreements entered into between us and our executive officers:

We entered into employment agreements with the following officers: Huang Meishuang, CEO, Hen Man Edmund, CFO, and Alex Ng Man Shek, Executive Director and Corporate Secretary.

•	The term of the employment agreements is three years (June 19, 2019 to June 18, 2022 for Huang Meishuang), one year (July 1, 2019 to June 30, 2020 for Hen Man Edmund and Alex Ng Man Shek).

•	From July 1, 2017, Hen Man Edmund received compensation of RMB 50,715 (HKD 58,500) per month. From July 1, 2017, Alex Ng Man Shek received compensation of RMB 69,354 (HKD 80,000) per month. Alex became our director starting from October 2017.

•	We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) activities that violate regulations, resulting in loss of more than RMB 4,000, (7) operation of his own business during the term of his employment, (8) criminal prosecution and labor punishment, (9) request by the officer to resign, (10) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (11) other situations stipulated by law and statutes.

•	Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

Other Employees

Compensation for our senior executives is comprised of four elements: a base salary, an annual performance bonus, equity and benefits. In developing salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated that our compensation committee takes into account: 1) competitive compensation among comparable companies and for similar positions in the market, 2) relevant ways to incentivize and reward senior management for improving shareholder value while building a successful company, 3) individual performance, 4) how best to retain key executives, 5) the overall performance of us and our various key component entities, 6) our ability to pay and 7) other factors deemed to be relevant at the time. Our senior management have discussed our above mentioned planned process for executive compensation and the four compensation components. Specific compensation plans for our key executives are negotiated and established by our compensation committee. We have not entered into any service contracts with any of our officers, directors or employees that contain any provisions for benefits upon termination of employment.

China Ceramics Co., Ltd. 2010 Incentive Compensation Plan

On December 27, 2010, our shareholders approved the 2010 Incentive Plan. The purpose of the 2010 Incentive Plan is to assist us and our subsidiaries in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, and independent contractors by enabling such persons to acquire or increase a proprietary interest in us in order to strengthen the mutuality of interests between such persons and our shareholders, and providing such persons with annual and long-term performance incentives to expand their maximum efforts in the creation of shareholder value.  Awards under the 2010 Incentive Plan will be limited in the aggregate to 1,200,000 shares. The 2010 Incentive Plan shall terminate at such time as no shares remain available for issuance under the 2010 Incentive Plan, when we have no further obligations with respect to outstanding awards under the 2010 Incentive Plan. As of December 31, 2019, no stock options under the 2010 Incentive Plan have been granted.

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China Ceramics Co., Ltd. 2017 Equity Compensation Plan

On May 21, 2017, the Board approved the 2017 Equity Compensation Plan is to attract and retain outstanding individuals as employees, directors and consultants of the Company and its subsidiaries, to recognize the contributions made to the Company and its Subsidiaries by such individuals and to provide them with additional incentive to expand and improve the profits and achieve the objectives of the Company. The Plan is administered by the Board. The Board, in its sole discretion, will determine the eligible individuals to whom, and the time or times at which awards will be granted, the form and amount of each award, the expiration date of each award, the time or times within which the awards may be exercised, the cancellation of the awards and the other limitations, restrictions, terms and conditions applicable to the grant of the awards. The total number of shares that may be issued under the Plan is 280,000, subject to adjustments in the event of any reorganization, recapitalization, share split, distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction. The Board may, in its discretion, (a) grant shares under the Plan to any participant without consideration from such Participant or (b) sell shares under the Plan to any participant for such amount of cash, shares or other consideration as the Board deems appropriate. Notwithstanding any of the provisions of the Plan or any outstanding award agreement, upon a Change in Control of the Company, the Board is authorized and has sole discretion to provide that all restrictions applicable to all awards shall terminate or lapse in order that Participants may fully realize the benefits thereunder. Awards granted under the Plan, and any rights and privileges pertaining thereto, may not be transferred, assigned, pledged or hypothecated in any manner, or be subject to execution, attachment or similar process, by operation of law or otherwise, other than by will or by the laws of descent and distribution. The Board may terminate, suspend, or amend the Plan, in whole or in part, from time to time. The Board also has the authority to amend any award agreement at any time. On June 27, 2017, the Company filed a registration statement on Form S-8 registering the Plan Shares as well as their subsequent resale (SEC File No. 333-219005) which was effective under the Securities Act of 1933, as amended (the “Securities Act”) upon its filing with the SEC and remains effective as of the date hereof. As of the date of this proxy statement, a total of 179,175 shares have been issued (all of which were issued to Hen Man Edmund).

SECURITIES OWNERSHIP

The following table sets forth, as of record date, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares. Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 7,294,092 shares issued and outstanding as of the record date.

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Name (1)	Number of Shares
	Beneficially Owned		% of Ownership
Huang Meishuang	41,250		*
Hen Man Edmund	11,029		*
Song Chungen	-		-
Roy Tan Choon Kang	-		-
Shen Cheng Liang	-		-
Alex Ng Man Shek	-		-
All directors and executive officers as a group (6 individuals)	52,279		*
Sound Treasure Limited	651,613	(2)	8.93%
Wang Quguo	421,149	(3)	5.77%
Huang Shipu	491,338	(4)	6.73%
Zhang Weilai	491,338	(5)	6.73%

* Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC.
(2)	Huang Jia Dong is the sole director and shareholder of Sound Treasure Limited. The mailing address for Sound Treasure is c/o c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC, Attn: Huang Jia Dong. Includes (i) an aggregate of 335,300 shares owned by Mr. Huang’s spouse and children for which Mr. Huang may be deemed to be the beneficial owner, which beneficial ownership Mr. Huang disclaims, and (ii) 651,613 shares owned by Sound Treasure Limited, an entity of which Mr. Huang is the sole director and shareholder.
(3)	The mailing address for this individual is 2601 Bldg 2 Renheng, Binhewan No. 88, Jinjiang District, Chengdu, China.
(4)	The mailing address for this individual is No. 3001 Bldg. 1 Tazizhau 1 No. 66, Erlang Mountain Road, Dongda Road, Jinjiang District, Chengdu, China.
(5)	The mailing address for this individual is 2302 Bldg. 2 Renheng, Binhewan No. 88, Jinjiang District, Chengdu, China.

RELATED PARTY TRANSACTIONS

Pursuant to an administrative services agreement dated as of December 1, 2009 between the Company and Stuart Management Co., an affiliate of Paul K. Kelly, an ex-director who resigned on Nov 27, 2013, the Company paid US$ 6,000 (equivalent to RMB 40,000) and US$ 12,000 (equivalent to RMB 81,000) during the years ended December 31, 2018 and 2017 plus out-of-pocket expenses to Stuart Management Co. for administrative services. The initial one-year term began on December 1, 2009, and the agreement automatically renews for successive one-year terms unless either party notifies the other of its intent not to renew. During the term of the agreement, Stuart Management Co. provided the Company with general administrative services, including acting as the Company’s administrative agent in the United States and the British Virgin Islands, and allow the Company to utilize certain of its office space for meetings. The agreement was renewed to reduce the amount to US$ 4,900 (equivalent to RMB 30,000) a month in December 2013. The amount was further reduced to US$ 1,000 (equivalent to RMB 6,000) a month commencing October 2014. The Company terminated service with Stuart Management starting from July 1, 2018.

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of the directors of the Company and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB35,055,000 and RMB34,928,000 as of December 31, 2018 and 2017, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. Mr. Huang and Mr. Wong are brothers-in-law.

As of December 31, 2018, the Company had a loan of US$167,000 (equivalent to RMB1,148,000) (2017: US$167,000 (equivalent to RMB1,089,000)) payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board in providing oversight of the systems and procedures relating to the integrity of the Company’s financial statements, the Company’s financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of the Company’s annual financial statements, the Company’s compliance with legal and regulatory requirements and the qualification and independence of the Company’s independent registered public accounting firm. Management has the responsibility for the implementation of these activities. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, including a discussion of the quality and the acceptability of the Company’s financial reporting and controls.

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The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with International Financial Reporting Standards and on the effectiveness of the Company’s internal control over financial reporting. With respect to the audit of Company’s financial statements for the year ended December 31, 2018, the Audit Committee has reviewed and discussed the audited financial statements with management; has discussed with Company’s independent accountants the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

/s/ Roy Tan Choon Kang (Chair), Shen Cheng Liang and Song Chungen

PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITORS

The following table represents the approximate aggregate fees for services rendered by Centurion ZD CPA & Co. for the periods indicated (in RMB’000):

	December 31, 2017	December 31, 2018
Audit Fees	320	1,628
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	320	1,628

Audit Fees

Centurion ZD CPA & Co. audit fees for 2018 and 2017 consisted of fees in relation to the audit of our financial statements for the year ended December 31, 2018 and 2017.

Audit Related Fees

There were no audit-related fees.

Tax Fees

There were no tax fees.

All Other Fees

There were no other fees.

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

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Vote Required and Board Recommendation

Approval of this Proposal requires the affirmative vote of a majority of our outstanding shares entitled to vote on this proposal. Our Board unanimously recommends a vote “FOR” the approval of this proposal.

PROPOSAL 3

APPROVAL OF AN AMENDMENT TO THE COMPANY’S MEMORANDUM AND ARTICLES OF
ASSOCIATION TO CHANGE THE NAME OF THE COMPANY TO “ANTELOPE ENTERPRISE
HOLDINGS LIMITED.”

The Board unanimously adopted a resolution to submit to a vote of shareholders a resolution to change the name of the Company from “China Ceramics Co. Ltd.,” to “Antelope Enterprise Holdings Limited” and to amend and restate the memorandum and articles of association of the Company to incorporate the new name. If shareholders approve this proposal, the change in the Company’s name and amendment and restatement of the memorandum and articles of association of the Company to incorporate the new name will become effective promptly after the Annual Meeting and upon the registration by the BVI Registrar of Corporate Affairs of the change of name and an amended and restated Memorandum and Articles of Association of the Company incorporating the new name of the Company once the relevant filings are made by the registered agent of the Company in the BVI

.

Having considered various factors, the Board has concluded that with the continued development and transformation of the Company’s commercial focus, it was in the best interest of the Company to change the corporate name to reflect the Company’s change in strategy and branding. If the proposed name change is approved, our shares will continue to be quoted or traded under the new training symbol “AEHL.”

If approved by shareholders, the change in our name will not affect the validity or transferability of any existing share certificates that bear the name “China Ceramics Co. Ltd.” If the proposed name change is approved, shareholders with certificated shares should continue to hold their existing share certificates. The rights of shareholders holding certificated shares under existing share certificates and the number of shares represented by those certificates will remain unchanged. Direct registration accounts and any new share certificates that are issued after the name change becomes effective will bear the new corporate name.

The name change will result in an immaterial cost to the Company.

Vote Required and Board Recommendation

Approval of this Proposal requires the affirmative vote of a majority of our outstanding shares entitled to vote on this proposal. Our Board unanimously recommends a vote “FOR” the approval of the name change amendment.

PROPOSAL 4

APPROVAL OF AN AMENDMENT TO THE COMPANY'S MEMORANDUM OF ASSOCIATION TO INCREASE THE
MAXIMUM NUMBER OF SHARES THAT THE COMPANY IS AUTHORISED TO ISSUE FROM 51,000,000 TO
150,000,000.

We are proposing an amendment to our Memorandum of Association to increase the maximum number of shares that the company is authorized to issue from 51,000,000 to 150,000,000. If shareholders approve this proposal, the change in the Company’s authorized capital will become effective promptly after the Annual Meeting upon the registration by the BVI Registrar of Corporate Affairs of the amended and restated Memorandum of Association incorporating the increase in the authorized maximum number of shares, once the relevant filings are made by the registered agent of the Company in the BVI.

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We do not have any present plan, arrangement or understanding to designate and issue any of the common shares that will become available as a result of this proposed amendment to our charter documents. Yet, while the Board currently has no immediate plans to issue the additional common shares, it desires to have the shares available to provide additional flexibility to use our shares for business and financial purposes in the future. The additional authorized common shares would be available for issuance for various purposes, as our Board may deem advisable, such as for future financings, to satisfy the issuance of common shares on the conversion or exercise of our options, warrants or other convertible securities, to provide equity incentive to employees, consultants, officers and directors, to make stock-based acquisitions and for other general corporate purposes. Furthermore, we may utilize our securities to make future acquisitions. Acquisitions can be a key component of growth and, from time to time, consideration for acquisitions may include the issuance of common shares.

In addition to fund-raising opportunities, we also engage in periodic discussions with potential partners, strategic investments and acquisition candidates. If any of these discussions came to a definitive understanding, it is possible that we could use some of the newly authorized shares in connection with one or more such transactions. We also plan to continue to issue common shares pursuant to our equity incentive plans. We currently have no agreement, commitment, or arrangement, regarding the issuance of common shares in connection with one or more such strategic transactions subsequent to the increase in the number of authorized shares. In addition, we do not have any agreements, commitments or arrangements regarding the issuance of common shares in connection with a fund-raising opportunity or any other purposes not specifically set forth in this proxy statement. The newly authorized common shares would be available for issuance without further action by stockholders except as required by law, our Memorandum and Articles of Association or applicable stock exchange requirements. Any such issuance could have the effect of diluting existing stockholders. Our Memorandum and Articles of Association do not include any preemptive or other rights of stockholders to subscribe for any common shares which may in the future be issued by us, which means that current stockholders do not have a prior right to purchase any new issue of common shares in order to maintain their proportionate ownership of common shares.

The additional common shares to be authorized by stockholder approval of this Proposal would have rights identical to the currently outstanding common shares.

In addition to the corporate purposes mentioned above, an increase in the number of authorized common shares may make it more difficult to, or discourage an attempt to, obtain control of our company by means of a takeover bid that the Board determines is not in the best interest of the Company and its stockholders. However, our Board is not aware of any attempt to take control of our company, and our Board has not presented this proposal with the intent that it be utilized as a type of anti-takeover device.

Vote Required and Board Recommendation

Approval of this Proposal requires the affirmative vote of a majority of our outstanding shares entitled to vote on this proposal. Our Board unanimously recommends a vote “FOR” the approval of the amendment.

PROPOSAL 5

TO APPROVE THE 2019 EQUITY INCENTIVE PLAN

In December 2019, our Board approved the 2019 Equity Incentive Plan (the “Plan”), subject to shareholder approval. All of our employees, officers, and directors, and consultants are eligible to be granted options or restricted stock awards (each, an “Award”) under the Plan. The Plan is currently administered by the Board, which has all the power to administer the Plan according to its terms, including the power to grant Awards, determine who may be granted Awards and the types and amounts of Awards to be granted, prescribe Award agreements, and establish programs for granting Awards. Awards may be made under the Plan for up to 1,000,000 of our common shares. No awards have been granted under the Plan as of today. A copy of this Plan is included as Appendix A to this proxy statement.

The Plan is a stock-based compensation plan that provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to employees and directors of the Company. The purpose of the Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. The following is a summary of the Plan and is qualified by the full text of the Plan.

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Administration. The Plan will be administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the Plan as the “Committee”).

Number of Shares of Common Shares. The number of common shares that may be issued under the Plan is 1,000,000. Shares issuable under the Plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the Plan. The number of common shares issuable under the Plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. In each case, the Committee has the discretion to make adjustments it deems necessary to preserve the intended benefits under the Plan. No award granted under the Plan may be transferred, except by will, the laws of descent and distribution.

Eligibility. All employees, directors, and consultants of the Company are eligible to receive awards under the Plan.

Awards to Participants. The Plan provides for discretionary awards of, among others, stock options, stock awards and stock unit awards to participants. Each award made under the Plan will be evidenced by a written award agreement specifying the terms and conditions of the award as determined by the Committee in its sole discretion, consistent with the terms of the Plan.

Stock Options. The Committee has the discretion to grant non-qualified stock options or incentive stock options to participants and to set the terms and conditions applicable to the options, including the type of option, the number of shares subject to the option and the vesting schedule; each option will expire ten years from the date of grant and no dividend equivalents may be paid with respect to stock options.

Stock Awards. The Committee has the discretion to grant stock awards to participants. Shares granted under the Plan will be effective and exercisable as of the Company’s completion of our initial public offering of its securities and other terms, restrictions and qualifications that may be set forth in the individual grant agreements. Stock awards will consist of common shares granted without any consideration from the participant or shares sold to the participant for appropriate consideration as determined by the Board. The number of shares awarded to each participant, and the restrictions, terms and conditions of the award, will be at the discretion of the Committee. Subject to the restrictions, a participant will be a shareholder with respect to the shares awarded to him or her and will have the rights of a shareholder with respect to the shares, including the right to vote the shares and receive dividends on the shares; provided that dividends otherwise payable on any performance-based stock award will be held by us and will be paid to the holder of the stock award only to the extent the restrictions on such stock award lapse, and the Committee in its discretion can accumulate and hold such amounts payable on any other stock awards until the restrictions on the stock award lapse.

Payment for Stock Options and Withholding Taxes. The Committee may make one or more of the following methods available for payment of any award, including the exercise price of a stock option, and for payment of the minimum required tax obligation associated with an award: (i) cash; (ii) cash received from a broker-dealer to whom the holder has submitted an exercise notice together with irrevocable instructions to deliver promptly to us the amount of sales proceeds from the sale of the shares subject to the award to pay the exercise price or withholding tax; (iii) by directing us to withhold common shares otherwise issuable in connection with the award having a fair market value equal to the amount required to be withheld; and (iv) by delivery of previously acquired common shares that are acceptable to the Committee and that have an aggregate fair market value on the date of exercise equal to the exercise price or withholding tax, or certification of ownership by attestation of such previously acquired shares.

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Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. The Committee may amend any award agreement at any time, provided that no amendment may adversely affect the right of any participant under any agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or stock exchange rule. The Board may terminate, suspend or amend the Plan, in whole or in part, from time to time, without the approval of the shareholders, unless such approval is required by applicable law, regulation or stock exchange rule, and provided that no amendment may adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed. Notwithstanding the foregoing, neither the Plan nor any outstanding award agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or cancelling a stock option in exchange for cash, other stock options with a lower exercise price or other stock awards. No awards may be granted under the Plan on or after the tenth anniversary of the effective date of the Plan.

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval of this Proposal. The Board recommends a vote “FOR” the approval of this Proposal.

PROPOSAL 6

APPROVAL OF AN AMENDMENT TO THE COMPANY’S MEMORANDUM OF
ASSOCIATION TO EFFECT A REVERSE STOCK SPLIT OF THE OUTSTANDING COMMON
SHARES OF THE COMPANY AT ONE OF THE FOLLOWING REVERSE STOCK SPLIT RATIOS, 1-
FOR-3, 1-FOR-4, OR 1-FOR-5, AS DETERMINED BY THE BOARD OF DIRECTORS IN ITS SOLE
DISCRETION, PRIOR TO THE ONE-YEAR ANNIVERSARY OF THIS ANNUAL MEETING.

Our Board is recommending that our stockholders approve a proposed amendment to our Memorandum of Association to effect a reverse stock split of our outstanding common shares at one of the following reverse stock split ratios, 1-for-3, 1-for-4, or 1-for-5, as determined by the Board of Directors in its sole discretion, at any time prior to the one-year anniversary of this Annual Meeting. If the stockholders approve and adopt the proposed amendment to effect the reverse stock split, and our Board decides to implement it, the reverse stock split will become effective on the registration by the BVI Registrar of Corporate Affairs, of the amended and restated Memorandum of Association of the Company incorporating the amendment, once the relevant filings are made by the registered agent of the Company in the BVI. If implemented, the reverse stock split will be realized simultaneously for all outstanding and unissued common shares and the ratio determined by our Board will be the same for all outstanding and unissued common shares. The reverse stock split will affect all holders of common shares uniformly and each stockholder will hold the same percentage of our shares outstanding immediately following the reverse stock split as that stockholder held immediately prior to the reverse stock split, except for adjustments that may result from the treatment of fractional shares as described below. The proposed amendment will reduce the number of authorized common shares but will not reduce the aggregate par value of the authorized common shares.

Background

Our common shares are currently quoted on The NASDAQ Capital Market (“NASDAQ”), and we are therefore subject to its continued listing requirements, including requirements with respect to the market value of publicly-held shares, market value of listed shares, minimum bid price per share, and minimum stockholder's equity, among others, and requirements relating to board and committee independence. If we fail to satisfy one or more of the requirements, we may be delisted from NASDAQ.

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On July 12, 2019, the Company announced that it received a written notice (the “Notice) from the Listing Qualifications department of The Nasdaq Stock Market (“Staff”) advising the Company that based upon the closing bid price for the Company’s shares for the past 30 consecutive business days, the Company no longer met the minimum $1.00 per share Nasdaq continued listing requirement set forth in Nasdaq Listing Rules. The notification also stated that the Company would be provided 180 calendar days, or until January 8, 2020, to regain compliance with the foregoing listing requirement. To do so, the bid price of the Company’s shares must close at or above $1.00 per share for a minimum of 10 consecutive business days prior to that date. In December 2019, the Company requested additional 180 calendar days to regain compliance with the listing requirement in compliance with the Nasdaq Listing Rule 5810(c)(3)(A)(ii)). If it appears to the Nasdaq staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the staff will provide notice that its securities will be subject to delisting. In addition, if our common shares are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are delisted from the Nasdaq Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

On December 13, 2019, the Company requested that the Staff extend additional 180 days for the Company to regain compliance with the minimum bid price of $1.00 per share continued listing requirement. The Company confirmed that in compliance with the Nasdaq Listing Rule 5810(c)(3)(A)(ii)), it met (i) the continued listing requirement for market value of publicly held shares, and (ii) all other initial listing requirements for the Nasdaq Capital Market, with the exception of the bid price requirement. In addition, the Company undertook to effect a reverse stock split of its securities if and to the extent necessary to regain compliance with the minimum bid price requirement during the additionally extended 180 day period. On January 10, 2020, the Nasdaq staff determined that the Company was eligible for an additional 180 calendar day period,1 or until July 6, 2020, to regain compliance. If at any time during this additional time period the closing bid price of the Company’s security is at least $1 per share for a minimum of 10 consecutive business days, the Nasdaq staff will provide written confirmation of compliance and this matter will be closed.

Purpose of the Proposed Reverse Stock Split

Our Board’s primary objective in proposing the reverse stock split is to raise the per common share trading price to maintain the listing of our common stock on NASDAQ. Delisting from NASDAQ may adversely affect our ability to raise additional financing through the public or private sale of equity securities, may significantly affect the ability of investors to trade our securities and may negatively affect the value and liquidity of our common stock. Delisting also could have other negative results, including the potential loss of employee confidence, the loss of institutional investors or interest in business development opportunities. If we are delisted from NASDAQ and we are not able to list our common stock on another exchange, our common stock could be quoted on the OTC Bulletin Board or in the “pink sheets.” As a result, we could face significant adverse consequences including, among others:

•	a limited availability of market quotations for our securities;

•	a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•	a limited amount of news and little or no analyst coverage for us;

•	we would no longer qualify for exemptions from state securities registration requirements, which may require us to comply with applicable state securities laws; and

•	a decreased ability to issue additional securities (including pursuant to short-form registration statements on Form S-3) or obtain additional financing in the future.

As of the Record Date, we were not in compliance with the NASDAQ bid price requirement. Our Board believes that the proposed reverse stock split is a potentially effective means for us to regain or maintain compliance with the listing rules of NASDAQ and to avoid, or at least mitigate, the likely adverse consequences of our common stock being delisted from the NASDAQ by producing the immediate effect of increasing the bid price of our common stock.

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We also believe that the reverse stock split could enhance the appeal of our common shares to the financial community, including institutional investors, and the general investing public. We believe that a number of institutional investors and investment funds are reluctant to invest in lower-priced securities and that brokerage firms may be reluctant to recommend lower-priced securities to their clients, which may be due in part to a perception that lower-priced securities are less promising as investments, are less liquid in the event that an investor wishes to sell its shares, or are less likely to be followed by institutional securities research firms and therefore more likely to have less third-party analysis of the Company available to investors. We believe that the reduction in the number of issued and outstanding shares of our common stock caused by the reverse stock split, together with the anticipated increased stock price immediately following and resulting from the reverse stock split, may encourage interest and trading in our common shares and thus possibly promote greater liquidity for our stockholders, thereby resulting in a broader market for the common stock than that which currently exists.

We cannot assure you that all or any of the anticipated beneficial effects on the trading market for our common stock will occur. Our Board cannot predict with certainty what effect the reverse stock split will have on the market price of our common stock, particularly over the longer term. Some investors may view a reverse stock split negatively, which could result in a decrease in our market capitalization. Additionally, any improvement in liquidity due to increased institutional or brokerage interest or lower trading commissions may be offset by the lower number of outstanding shares. We cannot provide you with any assurance that our shares will continue to qualify for listing on NASDAQ. As a result, the trading liquidity of our common stock may not improve. In addition, investors might consider the increased proportion of unissued authorized shares to issued shares to have an anti-takeover effect under certain circumstances, since the proportion allows for dilutive issuances.

Determination of Ratio

The ratio of the reverse stock split, if approved and implemented, will be a ratio of 1-for-3, 1-for-4, or 1-for-5, as determined by the Board in its sole discretion, prior to the one-year anniversary of this Annual Meeting. Even if approved, the Board will have discretion to delay or not to implement the reverse stock split. In determining the reverse stock split ratio, our Board will consider numerous factors, including:

•	the historical and projected performance of our common stock;

•	general economic and other related conditions prevailing in our industry and in the marketplace;

•	the projected impact of the selected reverse stock split ratio on trading liquidity in our common stock;

•	our capitalization (including the number of shares of our common stock issued and outstanding);

•	the prevailing trading price for our common stock and the volume level thereof; and

•	potential devaluation of our market capitalization as a result of a reverse stock split.

The purpose of asking for authorization under this proposal to implement the reverse stock split at a ratio to be determined by the Board, as opposed to a ratio fixed in advance, is to give our Board the flexibility to take into account then-current market conditions and changes in price of our common stock and to respond to other developments that may be deemed relevant when considering the appropriate ratio.

Principal Effects of the Reverse Stock Split

A reverse stock split refers to a reduction in the number of outstanding and unissued shares of a class of a corporation’s capital stock, which may be accomplished, as in this case, by reclassifying and combining all of our outstanding and unissued shares of common stock into a proportionately smaller number of shares. For example, if our Board decides to implement a 1-for-5 reverse stock split of our common shares, then a stockholder holding 10,000 shares of our common stock before the reverse stock split would instead hold 2,000 shares of our common stock immediately after the reverse stock split. The reverse stock split will affect all of our stockholders uniformly and will not affect any stockholder’s percentage ownership interests in our company or proportionate voting power, except for minor adjustments due to the additional net share fraction that will need to be issued as a result of the treatment of fractional shares. No fractional shares will be issued in connection with the reverse stock split. Instead, we will issue one full share of the post-reverse stock split common stock to any stockholder who would have been entitled to receive a fractional share as a result of the process.

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The principal effect of the reverse stock split will be that (i) the number of shares of common stock issued and outstanding will be reduced from 7,294,092 shares as of the record date to a number of shares between and including one-third to one-fifth that amount, as the case may be based on the ratio for the reverse stock split as determined by our Board, and (ii) all outstanding options and warrants entitling the holders thereof to purchase common shares will enable such holders to purchase, upon exercise of their options or warrants, as applicable, between and including one-third and one-fifth of the number of shares of common shares which such holders would have been able to purchase upon exercise of their options or warrants, as applicable, immediately preceding the reverse stock split at an exercise price equal to between and including two to five times the exercise price specified before the reverse stock split, resulting in essentially the same aggregate price being required to be paid therefor upon exercise thereof immediately preceding the reverse stock split, as the case may be based on the ratio for the reverse stock split as determined by our Board.

The following table, which is for illustrative purposes only, illustrates the effects of the reverse stock split at certain exchange ratios within the foregoing range, without giving effect to any adjustments for fractional shares of common stock, on our outstanding shares of common stock and authorized shares of capital stock as of record date.

	Before Reverse
	Stock Split	After Reverse Stock Split
		1-for-3	1-for-4	1-for-5
Common Stock Authorized	51,000,000	same	same	same
Common Stock Issued & Outstanding	7,294,092	2,431,364	1,823,523	1,458,818

The amendment will not change the terms of our common shares. Our new common shares will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to the common shares now authorized. The common shares issued pursuant to the reverse stock split will remain fully paid and non-assessable. The reverse stock split is not intended as, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We will continue to be subject to the periodic reporting requirements of the Exchange Act.

Accounting Matters

The reverse stock split will increase the par value of our common stock. As a result, on the effective date of the reverse stock split, the stated capital (meaning the aggregate par value of outstanding common shares) will be increased to between and including one-half to one-fifth of its present amount, as the case may be, based on the ratio for the reverse stock split as determined by our Board, and the additional paid-in capital account shall be debited with the amount by which the stated capital is increased.

Effect of Authorized but Unissued Shares

The reverse stock split will have the effect of significantly reducing the number of authorized but unissued shares of common stock. The number of authorized shares of common stock will be decreased as a result of the reverse stock split but will increase if Proposal 4 included in this proxy statement is approved. Because the number of outstanding shares will be reduced as a result of the reverse stock split, the number of shares available for issuance will be increased. See the table above under the caption “Principal Effects of the Reverse Stock Split” that shows the number of unreserved shares of common stock that would be available for issuance at various reverse stock split ratios.

Our Board believes that we will need to raise additional capital in the ordinary course of business. In addition, we may issue shares to acquire other companies or assets or engage in business combination transactions. Other than described in this Proxy Statement, we have no specific plans, arrangements or understandings, whether written or oral, with respect to the increase in shares available for issuance as a result of the reverse stock split.

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Potential Anti-Takeover and Dilutive Effects

The purpose of the reverse stock split is not to establish any barriers to a change of control or acquisition of the Company. However, because this proposal, if adopted and implemented, will result in a relative increase in the number of authorized but unissued shares of our common shares as compared to the outstanding shares of our common shares and could, under certain circumstances, have an anti-takeover effect. Common shares that are authorized but unissued provide our Board with flexibility to effect, among other transactions, public or private financings, mergers, acquisitions, stock dividends, stock splits and the granting of equity incentive awards. However, these authorized but unissued shares may also be used by our Board, consistent with and subject to its fiduciary duties, to deter future attempts to gain control of us or make such actions more expensive and less desirable. After implementation of the proposed amendment, our Board will continue to have authority to issue additional shares from time to time without delay or further action by the stockholders except as may be required by applicable law or the NASDAQ listing standards, assuming the Company remains listed on NASDAQ. Our Board is not aware of any attempt to take control of our business and has not considered the reverse stock split to be a tool to be utilized as a type of anti-takeover device. We currently have no plans, proposals or arrangements to issue any shares of common stock that would become newly available for issuance as a result of the reverse stock split. In addition, if we do issue additional common shares, the issuance could have a dilutive effect on earnings per share and the book or market value of the outstanding common shares, depending on the circumstances, and would likely dilute a stockholder’s percentage voting power in the Company. Holders of common shares are not entitled to preemptive rights or other protections against dilution. Our Board intends to take these factors into account before authorizing any new issuance of shares.

Certain Risks Associated with the Reverse Stock Split

Before voting on this proposal, you should consider the following risks associated with the implementation of the reverse stock split:

•	Although we expect that the reverse stock split will result in an increase in the market price of our common shares, we cannot assure you that the reverse stock split, if implemented, will increase the market price of our common shares in proportion to the reduction in the number of outstanding common shares or result in a permanent increase in the market price. The effect the reverse stock split may have upon the market price of our common shares cannot be predicted with any certainty, and the history of similar reverse stock splits for companies in similar circumstances to ours is varied. The market price of our common shares is dependent on many factors, including our business and financial performance, general market conditions, prospects for future success and other factors detailed from time to time in the reports we file with the SEC. Accordingly, the total market capitalization of our common shares after the proposed reverse stock split may be lower than the total market capitalization before the proposed reverse stock split and, in the future, the market price of our common shares following the reverse stock split may not exceed or remain higher than the market price prior to the proposed reverse stock split.

•	The reverse stock split may result in some stockholders owning “odd lots” of less than 100 shares of our common stock on a post-split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

•	While our Board believes that a higher stock price may help generate investor interest, there can be no assurance that the reverse stock split will result in a per share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common shares may not necessarily improve.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the reverse stock split is approved by our stockholders, the reverse stock split would become effective at such time prior to the one-year anniversary of this Annual Meeting as it is deemed by our Board to be in the best interests of the Company and its shareholders and we file and the BVI Registrar of Corporate Affairs registers the amended and restated Memorandum and Articles incorporating the amendment,. Even if the reverse stock split is approved by our shareholders, our Board has discretion not to carry out or to delay in carrying out the reverse stock split. Upon the filing of the amendment, all the old common shares will be converted into new common shares as set forth in the amendment.

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As soon as practicable after the effective time of the reverse stock split, shareholders will be notified that the reverse stock split has been effected. If you hold common shares in a book-entry form, you will receive a transmittal letter from our transfer agent as soon as practicable after the effective time of the reverse stock split with instructions on how to exchange your shares. After you submit your completed transmittal letter, a transaction statement will be sent to your address of record as soon as practicable after the effective date of the reverse stock split indicating the number of post-reverse stock split common shares you hold.

Some stockholders hold their common shares in certificate form or a combination of certificate and book-entry form. Our transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates, if applicable. If you are a shareholder holding pre-split shares in certificate form, you will receive a transmittal letter from our transfer agent as soon as practicable after the effective time of the reverse stock split. The transmittal letter will be accompanied by instructions specifying how you can exchange your certificate representing the pre-split common shares for a statement of holding. When you submit your certificate representing the pre-split shares of our common shares, your post-split shares of our common shares will be held electronically in book-entry form in the Direct Registration System. This means that, instead of receiving a new stock certificate, you will receive a statement of holding that indicates the number of post-split shares you own in book-entry form. We will no longer issue physical stock certificates unless you make a specific request for a share certificate representing your post-split ownership interest. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) until requested to do so. Beginning on the effective time of the reverse stock split, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Instead, we will issue one full share of the post-reverse stock split common share to any stockholder who would have been entitled to receive a fractional share as a result of the process. Each common stockholder will hold the same percentage of the outstanding common stock immediately following the reverse stock split as that stockholder did immediately prior to the reverse stock split, except for minor adjustment due to the additional net share fraction that will need to be issued as a result of the treatment of fractional shares.

No Dissenter’s Rights

Under the British Virgin Islands laws, our shareholders are not entitled to dissenter’s rights with respect to the reverse stock split or the corresponding amendment to our Memorandum and Articles of Association to effect the reverse stock split and we will not independently provide our stockholders with any such right.

Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of important tax considerations of the reverse stock split. It addresses only stockholders who hold our common shares as capital assets. It does not purport to be complete and does not address stockholders subject to special rules, such as financial institutions, tax-exempt organizations, insurance companies, dealers in securities, foreign stockholders, stockholders who hold their pre-reverse stock split shares as part of a straddle, hedge or conversion transaction, and stockholders who acquired their pre-reverse stock split shares pursuant to the exercise of employee stock options or otherwise as compensation. This summary is based upon current law, which may change, possibly even retroactively. It does not address tax considerations under state, local, foreign and other laws. The tax treatment of a shareholder may vary depending upon the particular facts and circumstances of such shareholder. Each shareholder is urged to consult with such stockholder’s own tax advisor with respect to the tax consequences of the reverse stock split. Generally, a reverse stock split will not result in the recognition of gain or loss for federal income tax purposes. The adjusted basis of the new common shares will be the same as the adjusted basis of the common shares exchanged for such new shares. The holding period of the new, post-reverse stock split shares of the common shares resulting from implementation of the reverse stock split will include the shareholder’s respective holding periods for the pre-reverse stock split shares. Shareholders who acquired their shares of our common shares on different dates or at different prices should consult their tax advisors regarding the allocation of the tax basis of such shares. Additional information about the effects of the reverse stock split on the basis of common shareholders will be included in Internal Revenue Service Form 8937, Report of Organizational Actions Affecting Basis of Securities, which we will post to our website on or before the 45th day following the effective date of the reverse stock split, if effected. The foregoing views are not binding on the Internal Revenue Service or the courts. Accordingly, each stockholder should consult with his or her own tax advisor with respect to all of the potential tax consequences to him or her of the reverse stock split.

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Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval of this Proposal. The Board recommends a vote “FOR” the approval of this Proposal.

PROPOSAL 7

AUTHORIZATION TO ADJOURN THE ANNUAL MEETING

If the Annual Meeting is convened and a quorum is present, but there are not sufficient votes to approve Proposal 3, 4, or 6, one or more of our proxy holders may move to adjourn the Annual Meeting at that time in order to enable our Board to solicit additional proxies.

In this proposal, we are asking our stockholders to authorize one or more of our proxy holders to adjourn the Annual Meeting to another time and place, if necessary, to solicit additional proxies in the event that there are not sufficient votes to approve Proposal 3, 4, or 6. If our stockholders approve this proposal, one or more of our proxy holders can adjourn the Annual Meeting and any adjourned session of the Annual Meeting to allow for additional time to solicit additional proxies, including the solicitation of proxies from our stockholders that have previously voted. Among other things, approval of this proposal could mean that, even if we had received proxies representing a sufficient number of votes to defeat Proposal 3, 4, or 6, we could adjourn the Annual Meeting without a vote on such proposals and seek to convince our stockholders to change their votes in favor of such proposals.

If it is necessary to adjourn the Annual Meeting, no notice of the adjourned meeting is required to be given to our stockholders, other than an announcement at the Annual Meeting of the time and place to which the Annual Meeting is adjourned, so long as the meeting is adjourned for 30 days or less and no new record date is fixed for the adjourned meeting. At the adjourned meeting, we may transact any business which might have been transacted at the original meeting.

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval of this Proposal. The Board recommends a vote “FOR” the approval of this Proposal.

OTHER MATTERS

GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

If you have questions about the Annual Meeting or other information related to the proxy solicitation, you may contact Alliance Advisors, LLC, the Company’s proxy solicitor, at 800-574-5898 (Toll Free in the U.S.)

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COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board, China Ceramics Co., Ltd., c/o Jinjiang Hengda Ceramics Co., Ltd., Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

January 14, 2020	By Order of the Board of Directors

/s/ Huang Meishuang
Huang Meishuang, Chairman and CEO

ANNUAL MEETING OF SHAREHOLDERS OF CHINA CERAMICS CO., LTD.

February 21, 2020

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

http://www.viewproxy.com/chinaceramics/2019

Please sign, date and mail your proxy card in the envelope provided promptly.

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CHINA CERAMICS CO., LTD.

2019 ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement and hereby appoints Hen Man Edmund a proxy, with full power of substitution, and hereby authorizes him to represent and to vote, as designated below, all of the Company’s common shares held of record by the undersigned on January 6, 2020 at the Annual General Meeting of Shareholders to be held on February 21, 2020 at 9 p.m. local China time at the Company’s principal executive office, Junbing Industrial Area, Anhai, Jinjiang, Fujian, China, and at all postponements or adjournments thereof, with all powers the undersigned would possess if personally present. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting.

The Board of Directors recommends that you vote “FOR” each proposal.

1.	Election of Directors

☐	FOR ALL NOMINEES
☐	WITHHOLDING AUTHORITY
FOR ALL NOMINEES
☐	FOR ALL EXCEPT

(SEE INSTRUCTIONS BELOW)

¡ Huang Meishuang   ¡ Song Chungen   ¡ Roy Tan Choon Kang

¡ Shen Cheng Liang   ¡ Alex Ng Man Shek

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you which to withhold, as shown here: ●

2.	To ratify the appointment of Centurion ZD CPA & Co. as the Company's independent registered public accounting firm for the year ending December 31, 2019.

FOR ☐	AGAINST ☐	ABSTAIN ☐

3.	To approve the change of the name of the Company to “Antelope Enterprise Holdings Limited” and an amendment to the Company’s Memorandum and Articles of Association to incorporate the new name and to authorize any director or the registered agent of the Company to do all such things (including making all such filings with the BVI Registrar of Corporate Affairs) in connection with the foregoing as he or it may deem necessary or desirable.

FOR ☐	AGAINST ☐	ABSTAIN ☐

4.	To approve an amendment to the Company's Memorandum of Association to increase the number of authorized shares of the Company from 51,000,000 to 150,000,000 and to authorize any director or the registered agent of the Company to do all such things (including making all such filings with the BVI Registrar of Corporate Affairs) in connection with the foregoing as he or it may deem necessary or desirable.

FOR ☐	AGAINST ☐	ABSTAIN ☐

5.	To approve the 2019 Equity Incentive Plan.

FOR ☐	AGAINST ☐	ABSTAIN ☐

6.	To approve an amendment to the Company's Memorandum of Association to effect a reverse stock split of the outstanding common shares of the Company, at one of the following reverse stock split ratios, l- for-3, l -for-4, or l-for-5, as determined by the Board of Directors in its sole discretion, prior to the one-year anniversary of this Annual Meeting and to authorize any director or the registered agent of the Company to do all such things (including making all such filings with the BVI Registrar of Corporate Affairs) in connection with the foregoing as he or it may deem necessary or desirable.

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7.	To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

The Shares represented by this proxy, when properly executed, will be voted as directed; however, abstentions will have no effect on the election of directors (Proposal 1). Abstentions will be treated as being present and entitled to vote on the other items presented at the annual meeting and, therefore, will have the effect of votes against such proposals. If you return an executed copy of this proxy card and do not check a box with respect to any of the proposals set forth above, the Shares represented by this proxy card will be voted “For” the directors and “For” the ratification of the Company’s auditors.

Signature of Shareholder: _________________________ Date: ______________________, 2020

Signature of Shareholder: _________________________ Date: ______________________, 2020

Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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Appendix A

China Ceramics Co., Ltd. 2019 Equity Compensation Plan

Section 1.	Purpose.

The purpose of the China Ceramics Co., Ltd. 2019 Equity Compensation Plan (the “Plan”) is to attract and retain outstanding individuals as Employees, Directors and Consultants of the Company and its Subsidiaries, to recognize the contributions made to the Company and its Subsidiaries by Employees, Directors and Consultants, and to provide such Employees, Directors and Consultants with additional incentive to expand and improve the profits and achieve the objectives of the Company and its Subsidiaries, by providing such Employees, Directors and Consultants with the opportunity to acquire or increase their proprietary interest in the Company through receipt of Awards.

Section 2.	Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

2.1                “Award” means any award or benefit granted under the Plan, which shall be a Stock Award.

2.2                “Award Agreement” means, as applicable, an Award Agreement evidencing an Award granted under the Plan.

2.3                “Board” means the Board of Directors of the Company.

2.4                “Change in Control” has the meaning set forth in the Plan.

2.5                “Ordinary Shares” means shares of the Company.

2.6                “Company” means China Ceramics Co., Ltd., a British Virgin Islands company.

2.7                “Consultant” means a consultant, advisor or third-party vendor who performs services for the Company or a Subsidiary and who renders bona fide services to the Company or a Subsidiary, if the services are not in connection with the offer and sale of securities in a capital-raising transaction and the Consultant does not directly or indirectly promote or maintain a market for the Company’s securities.

2.8                “Director” means a director of the Company who is not an employee of the Company or a Subsidiary.

2.9                “Employee” means an executive officer of the Company or a Subsidiary.

2.10              “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

2.11              “Fair Market Value” means, (i) if the principal trading market for the Ordinary Shares is the NASDAQ Capital Market or another national securities exchange, the “closing transaction” price at which shares of Ordinary Shares are traded on such securities exchange on the relevant date or (if there were no trades on that date) the latest preceding date upon which a sale was reported, (ii) if the Ordinary Shares is not principally traded on a national securities exchange, but is quoted on the NASD OTC Bulletin Board (“OTCBB”) or the Pink Sheets, the last reported “closing transaction” price of Ordinary Shares on the relevant date, as reported by the OTCBB or Pink Sheets, or, if not so reported, as reported in a customary financial reporting service, as the Committee determines, or (iii) if the Ordinary Shares is not publicly traded or, if publicly traded, is not subject to reported closing transaction prices as set forth above, the Fair Market Value per share shall be as determined by the Board.

2.12              “Participant” means an Employee, Consultant or Director selected to receive an Award under the Plan.

2.13              “Plan” means the China Ceramics Co., Ltd. 2019 Equity Compensation Plan.

2.14              “Stock Award” means a grant of Ordinary Shares under the Plan.

2.15              “Subsidiary” means an entity of which the Company is the direct or indirect beneficial owner of not less than 50% of all issued and outstanding equity interest of such entity.

Section 3.	Administration.

The Plan shall be administered by the Board. The Board, in its sole discretion, shall determine the Employees, Consultants and Directors to whom, and the time or times at which Awards will be granted, the form and amount of each Award, the expiration date of each Award, the time or times within which the Awards may be exercised, the cancellation of the Awards and the other limitations, restrictions, terms and conditions applicable to the grant of the Awards. To the extent permitted by applicable law, regulation, and rules of a stock exchange on which the Ordinary Shares are listed or traded, the Board may delegate its authority to grant Awards to Employees or Consultants and to determine the terms and conditions thereof to its standing committee, e.g., Compensation Committee, as it may determine in its discretion, on such terms and conditions as it may impose. The Board may, subject to the provisions of the Plan, establish such rules and regulations as it deems necessary or advisable for the proper administration of the Plan, and may make determinations and may take such other action in connection with or in relation to the Plan as it deems necessary or advisable. Each determination or other action made or taken pursuant to the Plan, including interpretation of the Plan and the specific terms and conditions of the Awards granted hereunder, shall be final and conclusive for all purposes and upon all persons. No member of the Board or the Committee shall be liable for any action taken or determination made hereunder in good faith. Service on the Committee shall constitute service as a Director so that the members of the Committee shall be entitled to indemnification and reimbursement as Directors of the Company pursuant to the Company’s charter documents. Each Award shall be evidenced by a written Award Agreement specifying the terms and conditions of the Award as the Board shall determine. If the Participant shall fail to enter into any such agreement at the request of the Board, then the Award granted or to be granted to such Participant shall be forfeited and cancelled.

Section 4.	Shares of Common Stock Subject to Plan.

The total number of shares that may be issued under the Plan shall be 1,000,000. Such shares may be either be authorized but unissued shares or treasury shares. In the event of any reorganization, recapitalization, share split, distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction, the Board shall make such adjustments as it deems appropriate, in its sole discretion, to preserve the benefits or intended benefits of the Plan and Awards granted under the Plan. Such adjustments may include: (a) adjustment in the number and kind of shares reserved for issuance under the Plan; (b) adjustment in the number and kind of shares covered by outstanding Awards; and (c) any other changes that the Board determines to be equitable under the circumstances.

Section 5.	Stock Awards.

The Board may, in its discretion, (a) grant Ordinary Shares under the Plan to any Participant without consideration from such Participant or (b) sell Ordinary Shares under the Plan to any Participant for such amount of cash, Ordinary Shares or other consideration as the Board deems appropriate. Each Ordinary Share granted or sold hereunder shall be subject to such restrictions, conditions and other terms as the Board may determine at the time of grant or sale, the general provisions of the Plan, the restrictions, terms and conditions of the related Award Agreement, and the following specific rules:

(a)                 Ordinary Shares issued to a Participant under the Plan shall be evidenced by an Award Agreement, which shall specify whether the Ordinary Shares are granted or sold to the Participant and such other provisions, not inconsistent with the terms and conditions of the Plan, as the Board shall determine.

(b)                The Company shall issue, in the name of the Participant, share certificates evidencing the total number of Ordinary Shares granted or sold to the Participant, as soon as may be reasonably practicable after such grant or sale, which shall be held by the Secretary of the Company until such time as the Ordinary Shares are forfeited, resold to the Company, or the restrictions lapse. Notwithstanding the foregoing, the Company, in lieu of issuing share certificates, may reflect the issuance of Ordinary Shares to a Participant on a non–certificated basis, with the ownership of such shares by the Participant evidenced by book entry in the records of the Company’s transfer agent; provided, however that following the lapse of all restrictions with respect to the shares granted or sold to a Participant, the Company, upon the written request of the Participant, shall issue, in the name of the Participant, share certificates evidencing such shares.

Section 6.	Change in Control.

Notwithstanding any of the provisions of the Plan or any outstanding Award Agreement, upon a Change in Control of the Company (as defined herein), the Board is authorized and has sole discretion to provide that all restrictions applicable to all Awards shall terminate or lapse in order that Participants may fully realize the benefits thereunder.

“Change in Control” of the Company shall be deemed to have occurred if at any time during the term of an Award granted under the Plan any of the following events occurs:

(a)                 any Person (other than the Company, a trustee or other fiduciary holding securities under an employee benefit plan of the Company, or a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of Ordinary Shares of the Company) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities entitled to vote generally in the election of directors (“Person” and “Beneficial Owner” being defined in Rule 13d-3 of the General Rules and Regulations of the Exchange Act);

(b)                the Company is party to a merger, consolidation, reorganization or other similar transaction with another corporation or other Person unless, following such transaction, more than 50% of the combined voting power of the outstanding securities of the surviving, resulting or acquiring corporation or Person or its parent entity entitled to vote generally in the election of directors (or Persons performing similar functions) is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Company’s outstanding securities entitled to vote generally in the election of directors immediately prior to such transaction, in substantially the same proportions as their ownership, immediately prior to such transaction, of the Company’s outstanding securities entitled to vote generally in the election of directors;

(c)                 the election to the Board, without the recommendation or approval of two-thirds of the incumbent Board, of the lesser of: (i) three Directors; or (ii) Directors constituting a majority of the number of Directors of the Company then in office; provided, however, that Directors whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of Directors of the Company will not be considered as incumbent members of the Board for purposes of this Section; or

(d)                there is a complete liquidation or dissolution of the Company, or the Company sells all or substantially all of its business and/or assets to another corporation or other Person unless, following such sale, more than 50% of the combined voting power of the outstanding securities of the acquiring corporation or Person or its parent entity entitled to vote generally in the election of directors (or Persons performing similar functions) is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Company’s outstanding securities entitled to vote generally in the election of directors immediately prior to such sale, in substantially the same proportions as their ownership, immediately prior to such sale, of the Company’s outstanding securities entitled to vote generally in the election of directors.

In no event, however, shall a Change in Control be deemed to have occurred, with respect to a Participant, if that Participant is part of a purchasing group which consummates the Change in Control transaction. A Participant shall be deemed “part of a purchasing group” for purposes of the preceding sentence if the Participant is an equity participant or has agreed to become an equity participant in the purchasing company or group (except for (a) passive ownership of less than 3% of the shares of the purchasing company; or (b) ownership of equity participation in the purchasing company or group which is otherwise not deemed to be significant, as determined prior to the Change in Control by a majority of the disinterested Directors).

Section 7.	Postponement.

The Board may postpone any grant or settlement of an Award for such time as the Board in its sole discretion may deem necessary in order to permit the Company:

(a)                 to effect, amend or maintain any necessary registration of the Plan or the shares issuable pursuant to an Award under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any applicable jurisdiction;

(b)                to permit any action to be taken in order to (i) list such Ordinary Shares on a stock exchange if Ordinary Shares are then listed on such exchange or (ii) comply with restrictions or regulations incident to the maintenance of a public market for its Ordinary Shares, including any rules or regulations of any stock exchange on which the Ordinary Shares are listed; or

(c)                 to determine that such shares and the Plan are exempt from such registration or that no action of the kind referred to in (b)(ii) above needs to be taken; and the Company shall not be obligated by virtue of any terms and conditions of any Award or any provision of the Plan to sell or issue Ordinary Shares in violation of the Securities Act or the law of any government having jurisdiction thereof.

Any such postponement shall not extend the term of an Award and neither the Company nor its Directors or officers shall have any obligation or liability to a Participant, the Participant’s successor or any other person with respect to any Ordinary Shares as to which the Award shall lapse because of such postponement.

Section 8.	Non-transferability.

Awards granted under the Plan, and any rights and privileges pertaining thereto, may not be transferred, assigned, pledged or hypothecated in any manner, or be subject to execution, attachment or similar process, by operation of law or otherwise, other than by will or by the laws of descent and distribution.

Section 9.	Termination or Amendment of Plan and Award Agreements.

Except as described below, the Board may terminate, suspend, or amend the Plan, in whole or in part, from time to time. No amendment or termination of the Plan shall adversely affect the right of any Participant under any outstanding Award in any material way without the written consent of the Participant, unless such amendment or termination is required by applicable law, regulation or rule of any stock exchange on which the shares are listed. Subject to the foregoing, the Board may correct any defect or supply an omission or reconcile any inconsistency in the Plan or in any Award granted hereunder in the manner and to the extent it shall deem desirable, in its sole discretion, to effectuate the Plan. The Board shall have the authority to amend any Award Agreement at any time; provided however, that no such amendment shall adversely affect the right of any Participant under any outstanding Award Agreement in any material way without the written consent of the Participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the Ordinary Shares are listed.

Section 10.	No Contract of Employment.

Neither the adoption of the Plan nor the grant of any Award under the Plan shall be deemed to obligate the Company or any Subsidiary to continue the employment of any Participant for any particular period, nor shall the granting of an Award constitute a request or consent to postpone the retirement date of any Participant.

Section 11.	Effective Date and Term of Plan.

The Plan has been adopted by the Board and is effective as of the date set forth below. Notwithstanding anything to the contrary contained herein, no Awards shall be granted on or after the 10th anniversary of the Plan’s effective date.